

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2023

Jun Liu
Chief Executive Officer
ATIF Holdings Ltd
25391 Commercentre Dr., Ste 200
Lake Forest, CA 92630

      Re: ATIF Holdings Ltd
          Amendment No. 1 to Registration Statement on Form S-3
          Filed February 10, 2022
          File No. 333-268927

Dear Jun Liu:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-3 filed February 10, 2023

Recent Regulatory Development, page 5

1.   We note your response to comment 8 and your revised disclosure, including specifically your reliance on the Yuan Tai Law Offices as to certain legal matters. Please file as an exhibit to the registration statement a consent from the Yuan Tai Law Offices to being named in the registration statement, and please add the firm and the scope of its engagement to the Legal Matters section of the prospectus.

You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services